



05044389

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66577

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 14, 2004 (MM/DD/YY) AND ENDING June 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eze Castle Transaction Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Farnsworth Street, 6th Floor
(No. and Street)

Boston, MA (City) (State) 02210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Quinlan 617-316-1186
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

125 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Quinlan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eze Castle Transaction Services, Inc., as of September 9, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

On this 9th day of September, 2005, before me, the undersigned notary public, personally appeared David Quinlan, proved to me through satisfactory evidence of identification, which were drivers license, to be the person whose name is signed on the preceding or attached document and acknowledged to me that he/she signed it voluntarily for its stated purpose.

PATRICK M. HILL, Notary Public
My Commission Expires June 29, 2012

Eze Castle Transaction Services, Inc.

(A wholly-owned subsidiary of Eze Castle Software, Inc.)

Financial Statements and Supplemental Schedules
June 30, 2005

Eze Castle Transaction Services, Inc.
(A wholly-owned subsidiary of Eze Castle Software, Inc.)
Index
June 30, 2005

Page(s)



PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Board of Directors and Shareholder of Eze Castle Transaction Services, Inc.
(a wholly-owned subsidiary of Eze Castle Software, Inc.)

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Eze Castle Transaction Services, Inc. (the "Company") at June 30, 2005 and the results of its operations and its cash flows for the period from December 14, 2004 (commencement of operations) to June 30, 2005 in conformity with accounting principles generally accepted in the United States of America. The financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 11 and 12 is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

September 9, 2005

Eze Castle Transaction Services, Inc.
(A wholly-owned subsidiary of Eze Castle Software, Inc.)
Statement of Financial Condition
June 30, 2005

Assets	
Current assets	
Cash and cash equivalents	$ 1,503,462
Accounts receivable, net of allowance for doubtful accounts of $319,928	1,684,382
Other receivables	70,747
Due from parent	20,436
Deferred tax asset	128,835
Total assets	$ 3,407,862
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable	$ 25,034
Due to parent	578,636
Sales tax payable	4,090
Other liabilities	71,443
Current portion of deferred tax liability	1,111,352
Total liabilities	1,790,555
Commitments and contingencies	
Stockholder's equity	
Common stock, $0.01 par value, 11,000,000 shares authorized, issued and outstanding	110,000
Additional paid-in capital	50,000
Retained earnings	1,457,307
Total stockholder's equity	1,617,307
Total liabilities and stockholder's equity	$ 3,407,862

The accompanying notes are an integral part of these financial statements.

Eze Castle Transaction Services, Inc.

(A wholly-owned subsidiary of Eze Castle Software, Inc.)

Statement of Operations

Period from December 14, 2004 (Commencement of Operations) to June 30, 2005

Revenue	
Connectivity and transmission support services	$ 2,928,711
Total revenue	2,928,711
Operating expenses	
Bad debt expense	319,928
Management fee to parent	58,549
Expense reimbursement to parent	70,761
Other expenses	39,649
Total operating expenses	488,887
Income from operations	2,439,824
Provision for income taxes	982,517
Net income	$ 1,457,307

The accompanying notes are an integral part of these financial statements.

Eze Castle Transaction Services, Inc.

(A wholly-owned subsidiary of Eze Castle Software, Inc.)

Statement of Changes in Stockholder's Equity

Period from December 14, 2004 (Commencement of Operations) to June 30, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Capital contribution	$ 110,000	$ 50,000	$ -	$ 160,000
Net income	-	-	1,457,307	1,457,307
Balance, June 30, 2005	$ 110,000	$ 50,000	$ 1,457,307	$ 1,617,307

The accompanying notes are an integral part of these financial statements.

Eze Castle Transaction Services, Inc.
(A wholly-owned subsidiary of Eze Castle Software, Inc.)
Statement of Cash Flows
Period from December 14, 2004 (Commencement of Operations) to June 30, 2005

Cash flows from operating activities	
Net income	$ 1,457,307
Adjustments to reconcile net income to net cash provided by operating activities	
Change in operating assets and liabilities	
Accounts receivable, net	(1,684,382)
Other receivables	(70,747)
Due from parent	(20,436)
Deferred tax asset	(128,835)
Accounts payable	25,034
Due to parent	578,636
Sales tax payable	4,090
Other liabilities	71,443
Current income tax liability	1,111,352
Net cash provided by operating activities	1,343,462
Cash flows from financing activities	
Proceeds from issuance of common stock	160,000
Net cash provided by financing activities	160,000
Net increase of cash and cash equivalents	1,503,462
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$ 1,503,462
Interest paid	$ -
Taxes paid	-

The accompanying notes are an integral part of these financial statements.

1. Organization and Significant Accounting Policies

Organization

Eze Castle Transaction Services, Inc. (the "Company") is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was formed on April 7, 2004 and commenced operations on December 14, 2004. The Company is a wholly-owned subsidiary of Eze Castle Software, Inc. ("ECS").

The Company supplies sell-side brokers with support for the transmittal and receipt of trading-related messages via Eze-Connect, a software application and service offering developed and licensed by ECS that permits sell-side brokers to connect to buy-side clients for electronic trading. These messages are sent through electronic connections whether physical, logical, virtual, or sponsored, and including, but not limited to, electronic connections established for orders, indications of interest, notice of execution, drop copies, and electronic connections staged via a third-party intermediary, between its buy-side clients and sell-side brokers.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all money market accounts and highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

At times, the Company maintains cash and cash equivalents in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

Accounts Receivable

The Company carries its accounts receivable based upon the contractual terms of the underlying customer contract less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable for collectibility. Based on management's review of accounts receivable, the Company has recorded an allowance for doubtful accounts of $319,928 at June 30, 2005.

Revenue Recognition

The Company earns its connectivity and transmission support fees from sell-side brokers for support and maintenance of transmission of trading related messages for the benefit of the brokers' buy-side clients. Revenue is earned and recognized upon transmission provided that evidence of the arrangement exists, related fees are fixed or determinable and collection of the related receivable is reasonably assured. Fees are billed monthly in arrears.

Income Taxes

Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets, liabilities and tax credit carryforwards. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

Under the Management Agreement between the Company and ECS, ECS assists the Company by providing it with certain administrative services or goods and, in turn, the Company agrees to pay ECS a monthly management fee to cover such expenses. During the period ended June 30, 2005, the Company incurred $58,549 of management fees. The Company was also charged expenses for legal and consulting services in the amount of $70,761, which were paid for by ECS.

In addition as of June 30, 2005, the Company owes ECS $449,326 for accounts receivable collected through the Company for the benefit of ECS, and ECS owes the Company $20,436 for receivables collected by ECS for the benefit of the Company.

4. Net Capital Requirements

As a first year registered broker-dealer and member of the NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of one-eighth of aggregate indebtedness, as defined, or $5,000, whichever is greater. As of June 30, 2005, the Company's net capital was $520,043, which exceeded the minimum net capital requirement by $296,224. The Company's ratio of aggregate indebtedness to net capital was 3.4 at June 30, 2005.

5. Income Taxes

For tax purposes, ECS consolidates its domestic subsidiary including the Company. The provision for income tax consists of the following:

Current tax liability	
Federal	$ 849,176
State	262,176
Total current	1,111,352
Deferred	
Federal	(108,776)
State	(20,059)
Total deferred	(128,835)
Total provision	$ 982,517

Significant components of the Company's deferred tax assets as of June 30, 2005 are as follows:

Bad debt reserves	$ 128,835
Gross deferred tax assets	128,835
Valuation allowance	-
Net deferred tax assets	128,835

A reconciliation of the effective tax rate for fiscal year-end June 30, 2005 follows:

U.S. statutory federal tax rate	34.00%
State income taxes, net of federal tax benefit	6.27%
	40.27%

6. Concentration of Credit Risk

Three customers accounted for 14.3%, 11.8% and 10.6% of revenues earned for the period ended June 30, 2005. One customer accounted for 20.9% of the accounts receivable balance at June 30, 2005.

7. Guarantees and Indemnification Agreements

As permitted under Delaware law, the Company indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was, serving at the Company's request in such capacity. The term of the indemnification period is for the officer's or director's lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has Directors and Officers insurance coverage that limits its exposure and enables it to recover a portion of any future amounts paid.

The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified party for certain losses suffered or incurred by the indemnified party, generally the Company's business partners or customers, in connection with certain claims by any third party with respect to the Company's products or services. The term of these indemnification agreements is generally perpetual any time after execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited.

Based on information known as of June 30, 2005, the Company has not incurred any costs for the above guarantees and indemnities.



PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and the Shareholder of Eze Castle Transaction Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Eze Castle Transaction Services, Inc. (the "Company") for the period from December 14, 2004 (commencement of operations) through June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the shareholder of Eze Castle Transaction Services Inc., management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

September 9, 2005

Eze Castle Transaction Services, Inc.
(A wholly-owned subsidiary of Eze Castle Software, Inc.)
Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934
June 30, 2005 **Supplemental Schedule I**

Total stockholder's equity	$ 1,617,307
Less: Nonallowable assets and deductions	1,904,400
Add: Excluded liabilities and additions	807,136
Net capital under SEC Rule 15c3-1	520,043
Less: Minimum net capital retirement	223,819
Net capital in excess of minimum requirement	296,224
Minimum net capital required (greater of 12-1/2% of aggregate indebtedness or $5,000)	223,819
Aggregate indebtedness	$ 1,790,555
Ratio of aggregate indebtedness to net capital	3.4

Statement pursuant to paragraph (d) (4) of Rule 17a-5:
There are no material differences between the computation (net capital less 10% of total aggregate indebtedness) of aggregate indebtedness on net capital and that which is included in the Company's unaudited, Part IIA June 30, 2005 FOCUS report and the corresponding computation included in this report as of the same date.

Eze Castle Transaction Services, Inc.

(A wholly-owned subsidiary of Eze Castle Software, Inc.)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-1 of the Securities Exchange Act of 1934

June 30, 2005 **Supplemental Schedule II**

The Company is exempt from the provisions of Rule 15c3-1 (pursuant to paragraph k(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits any customer funds and securities to the dealing broker or dealer, and does not otherwise hold funds or securities of customers.